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                           December 7, 2022

       Michael Miebach
       President and Chief Executive Officer
       Mastercard Inc.
       2000 Purchase Street
       Purchase, NY 10577

                                                        Re: Mastercard Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2011
                                                            Response dated
August 5, 2022
                                                            File No. 001-32877

       Dear Michael Miebach:

               We have reviewed your August 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 25, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Notes to consolidated financial statements
       Note 3. Revenue, page 77

   1. We have reviewed your response to our prior comment 1 in your letter dated July 8, 2022 and your response to
our prior comment 2 in your letter dated August 5, 2022. We do not believe your disclosure
of    gross revenue    by source with total rebates and incentives
                                                        shown as a separate
line, complies with the requirements of ASC 606. In this regard, we note that these
categories are not revenue based on the recognition and measurement guidance in ASC Topic
606. Please revise your disclosure as appropriate.
 Michael Miebach
Mastercard Inc.
December 7, 2022
Page 2

       You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Miebach                       Sincerely,
Comapany NameMastercard Inc.
                                                        Division of Corporation
Finance
December 7, 2022 Page 2                                 Office of Trade &
Services
FirstName LastName